UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Completion of All Conditions Precedent in the Agreements for the Purchase of Natural Gas from Energean Israel Ltd.

Item 1

Completion of All Conditions Precedent in the Agreements for the Purchase of Natural Gas from Energean Israel Ltd.

Further to the approval of the Company’s special general meeting of shareholders given on February 22, 2018, pursuant to the proxy statement published by the Company on January 21, 2018 (reference No. 2018-02-007432), in connection with the Company’s engagement in agreements for the purchase of natural gas from Energean Israel Ltd., and to Note 21 of the Company’s 2017 Annual Financial Statements, published on March 7, 2018 (reference No. 2018-02-021955), the Company hereby reports that it has been informed yesterday of the satisfaction of the last condition precedent under the agreements, following completion of Energean's Financial Closing, and therefore, all conditions precedent for the closing of the agreements have been met.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President and Global General Counsel

Date: November 28, 2018